SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

CGG-Veritas

Tour Maine Montparnasse - 33

Avenue du Maine – BP 191 - 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NOTICE

To the Holders of

Compagnie Générale de Géophysique – Veritas (the “Issuer”)

US$650,000,000

ISIN: 0000120164 – NYSE: CGV

6  1/2% Senior Notes due 2021 (the “Notes”)

NOTICE IS HEREBY GIVEN that the Issuer has exchanged, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated October 20, 2011 and the accompanying Letter of Transmittal (which together constitute the “Exchange Offer”), US$650,000,000 principal amount of its 6 1/2% Senior Notes due 2021 which have been registered under the U.S. Securities Act of 1933 (the “Exchange Notes”) for an equal principal amount of its unregistered 6 1/2% Senior Notes due 2021 (the “Old Notes”). The Exchange Offer expired on December 5, 2011. An aggregate principal amount of US$650,000,000 of the Exchange Notes were issued on December 8, 2011, and no Old Notes remain outstanding. The Exchange Notes are represented by permanent global notes in definitive, fully registered book-entry form that have been deposited with a custodian for DTC and are registered in the name of Cede & Co., as nominee of DTC.

The Exchange Notes have the following security codes: CUSIP No. 204384AB7, Common Code 063285056 and ISIN No. US204384AB76. The Old Notes issued pursuant to Rule 144A under the United States Securities Act of 1933 (the “Securities Act”) had the following security codes: CUSIP No. 204384AA9, Common Code 063284955 and ISIN No. US204384AA93. The Old Notes issued pursuant to Regulation S of the Securities Act had the following security codes: CUSIP No. F2016RAA0, Common Code 063285013 and ISIN No. USF2016RAA08.

December 9, 2011

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 9, 2011	By	/s/ Gerard CHAMBOVET

Gerard CHAMBOVET

EVP General Secretary